



Does it seem like investing has changed a lot since the bull market of the '90s?

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HSBC



Since then, it's been challenging, even unnerving at times,
to be a stock market investor.




Several dramatic declines in the S&P 500®, like the 58% correction during the 2008 financial crisis, may have left you feeling as though you're facing countless headwinds.

Are you searching for a different approach to better manage the ups and downs?



Fortunately, there's a new way to potentially
help you manage uncertain markets…



Introducing the
S&P 500 Low Volatility Index®

- The benchmark for low volatility investing

- A simple index methodology

- Potential to outperform the S&P 500,
  with reduced overall volatility*

Price

High Volatility

Time

Risk or volatility relates to how much stock prices move up and down.
Stocks whose prices fluctuate significantly are said to exhibit high volatility.





There are other stocks whose prices don't swing as dramatically,
and these stocks exhibit lower volatility.





Do the high volatility stocks in your portfolio make you anxious?
Are you more comfortable with the lower volatility stocks you hold?





Well, what if you simply invested in the least volatile stocks of the S&P 500?





S&P 500 Low Volatility Index   S&P 500

Annualized Volatility as of 12/31/11

21%			
18%			
15%			
12%			
9%			
6%			
3%			
0%			

1 year   3 years   5 years   10 years

In studies performed by Standard and Poors over the past 10 years,

All information presented prior to the inception date of the S&P 500 Low Volatility Index is back-tested.
The back-tested calculations are based on the same methodology that was in effect when the S&P 500 Low Volatility Index was officially launched.
Past performance is not indicative of future results, including how the Index might perform relative to the S&P 500 in any future period.



S&P 500 Low Volatility Index   S&P 500

Annualized Volatility as of 12/31/11

32% volatility reduction*

an investment in the stocks associated with the S&P 500 Low Volatility Index
would have resulted in 32% less volatility than the S&P 500.*

All information presented prior to the inception date of the S&P 500 Low Volatility Index is back-tested.
The back-tested calculations are based on the same methodology that was in effect when the S&P 500 Low Volatility Index was officially launched.
Past performance is not indicative of future results, including how the Index might perform relative to the S&P 500 in any future period.

*Realized volatility is 32% lower in the most recent 10 year period ended 12/31/11.



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S&P 500 Low Volatility Index   S&P 500

Annualized Price Returns as of 12/31/11

12%
8%
4%
0%
-0.002%

1 year   3 years   5 years   10 years

Similar (or better) **returns**

Annualized Volatility as of 12/31/11

20%
15%
10%
5%
0%

32% volatility reduction*

And, as you can see from the tables shown,
that lower volatility didn't necessarily mean lower returns

All information presented prior to the inception date of the S&P 500 Low Volatility Index is back-tested.
The back-tested calculations are based on the same methodology that was in effect when the S&P 500 Low Volatility Index was officially launched.
Past performance is not indicative of future results, including how the Index might perform relative to the S&P 500 in any future period.

*Realized volatility is 32% lower in the most recent 10 year period ended 12/31/11.



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Let's see how S&P 500 Low Volatility Index works.





Number of S&P 500 Stocks

Each quarter, S&P ranks each of the 500 stocks in the S&P 500 Index, from the least volatile stock to the most volatile stock, based on each stock's realized volatility over the past year.



To build the S&P 500 Low Volatility Index,
S&P then selects the 100 least volatile stocks from this group.



The S&P 500 Low Volatility Index Stocks

These 100 stocks are ranked based on their volatility.







The S&P 500 Low Volatility Index Stocks

Higher weightings are assigned to the least volatile stocks.



Then, in each subsequent quarter, the process is repeated to reconstitute the index.

With HSBC, you can access this index in a way that **suits your risk profile!**

- Market-Linked Certificates of Deposit

- Index-Linked Notes

With HSBC, you can access this index in a way that compliments your overall investment portfolio and meets your investment objectives, risk tolerance and liquidity needs.



For conservative investors, HSBC offers Notes and CDs that provide exposure to the upside potential of the index with the security of knowing that your principal will be repaid at maturity,



regardless of the index performance.*

* Principal repayment is subject to the credit risk of the issuer and applies if the security is held to maturity.





And, bank issued Market-Linked Certificates of Deposit come with
an additional layer of safety, in the form of FDIC insurance.*

* Subject to statutory limits. You should carefully review the relevant disclosure document before making any investments.





For less conservative investors, we offer Structured Notes
that deliver enhanced upside exposure to the index



while still affording you a degree of downside protection at maturity.*

* Subject to the credit risk of the issuer.





To decide what's right for you, please speak to your Financial Advisor.

S&P 500 Low Volatility Index

- Core US equity exposure

- Historically similar returns to the S&P 500*

- Reduced overall volatility

- And, HSBC investments linked to the index **may provide additional risk management.**

There are risks with any investment and you should carefully review the disclosure document for risks specific to an investment in products linked to the Index.

* Based on a comparison of S&P 500 Low Volatility Index with S&P 500 Index for 1, 3, 5, 10, 15, and 20 year annualized returns and annualized standard deviation data through December 31, 2011. All information presented prior to the April 20, 2011 inception date of the S&P 500 Low Volatility Index, is back-tested. The back-tested calculations are based on the same methodology that was in effect when the index was officially launched. Past performance is not indicative of future results, including how the S&P 500 Low Volatility Index might perform relative to the S&P 500 in any future period.

For more information on index methodology, sector weightings, and back-tested performance, **click HERE** for the fact sheet.

To learn more about the available offerings linked to the S&P 500 Low Volatility Index, please contact your financial advisor.

Visit our website for general information on market-linked investments including marketing tools and past offerings.

Prior to any decision to invest in a specific issuance of a structured investment linked to the S&P 500 Low Volatility Index, investors should carefully review the disclosure documents for such issuance which specify the entity issuing the securities and contain a detailed explanation of the terms of the issuance as well as the risks, tax treatment and other relevant information.

An investment in structured investments involves risks. It is important to note that structured investments may not always reflect the actual performance of the underlying asset and have different risks than traditional debt instruments. These risks can include but are not limited to: fluctuations in the price, level or yield of the underlying asset; interest rates;in the case of notes issued by HSBC USA Inc., substantial or complete loss of principal; limits on participation in appreciation of the underlying asset; limited liquidity; credit risk of the entity issuing the securities; and conflicts of interest.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Bank USA, N.A. and HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.

Standard & Poor's®", "S&P®" and "S&P 500® are trademarks of Standard and Poor's and have been licensed for use by HSBC USA Inc. and HSBC Bank USA, N.A. Structured Investments are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's does not make any representation regarding the advisability of investing in Structured Investments.



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Additional Information Regarding Notes:

HSBC USA Inc. has filed a registration statement (including a prospectus) with the SEC for the offering of notes to which this free writing prospectus relates. Before you invest in any security offering by HSBC USA Inc., you should read the prospectus in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and such offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus if you request them by calling toll-free 1-866-811-8049.

Additional Information Regarding CDs:

*FDIC Insurance: A Market-Linked CD represents a bank deposit obligation of HSBC Bank USA, N.A. (the issuing bank) and is FDIC insured together with all other deposits you may have with the issuing bank, up to $250,000 per depositor. Any funds deposited with the issuing bank (including other CDs issued by such bank) in excess of these limits will not be eligible for FDIC insurance, so you should consider and inform your Financial Advisor if you have other deposits at the issuing bank. For more detailed information regarding FDIC insurance coverage, you may contact the FDIC Call Center at (877) 275-3342 or refer to the FDIC public website at www.fdic.gov, where you can obtain a copy of the FDIC's brochure, "Your Insured Deposits, FDIC's Guide to Deposit Insurance Coverage". CD Products and services are offered by HSBC Bank USA, N.A., member FDIC.

Market-Linked Certificates of Deposit are provided by:

- Registered Representatives of HSBC Securities (USA) Inc., a member NYSE/FINRA/SIPC, a registered Futures Commission Merchant, a wholly-owned subsidiary of HSBC Markets (USA) Inc. and an indirectly wholly-owned subsidiary of HSBC Holdings plc.
- Distributors not affiliated with HSBC Securities (USA) Inc, HSBC Markets (USA) Inc. or HSBC Holdings plc.

Market-Linked CD Products are: Bank deposits; obligations of the issuing bank; FDIC insured within applicable limits; not a liquid investment; and are designed to be held to maturity. Market-Linked CDs are subject to investment risk and any early repayment could result in a loss of principal investment.

This document has been issued by HSBC Bank USA, N.A. and HSBC USA Inc.
© 2012 HSBC Bank USA, N.A. and HSBC USA Inc. All rights reserved.

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